UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)
                            ------------------------

                                  DESIGNS, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                         DESIGNS, INC. (Offeror/Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    25057L10
                      (CUSIP Number of Class of Securities)

                                Dennis Hernreich
                                c/o Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494
                                 (781) 444-7222
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                            ------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|          third-party tender offer subject to Rule 14d-1.
|X|          issuer tender offer subject to Rule 13e-4.
|_|          going-private transaction subject to Rule 13e-3.
|_|          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                            ------------------------

           This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as previously amended, originally filed by Designs, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on November 15, 2000.

Item 12.  Exhibits.


Item 12 is amended by adding the following exhibit:


99.1      Press Release of Designs, Inc. dated December 26, 2000

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2000

                                          DESIGNS, INC.


                                          By: /s/ DENNIS HERNREICH
                                             ---------------------------------
                                             Name:  Dennis Hernreich
                                             Title: Senior Vice President and
                                                    Chief Financial Officer